CONSENT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Doubleday Direct, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-74413) on Form S-3 of Audio Book Club, Inc. of our report dated March 12, 1999, with respect to the balance sheets of Audio Books Direct, a wholly-owned operation of Doubleday Direct, Inc. (the "Club"), as of June 30, 1998 and 1997, and the related statements of operations, divisional deficit, and cash flows for the years then ended, which report appears in the Form 8-K/A of Audio Book Club, Inc. dated July 20, 1999. Our report includes an explanatory paragraph stating that the Club has been operated as an integral part of Doubleday Direct, Inc. and has no separate legal existence.




                                             /s/ KPMG LLP


New York, New York
July 20, 1999